UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT
PURSUANT TO SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 27)
GENZYME CORPORATION
(Name of Subject Company)
GENZYME CORPORATION
(Name of Person(s) Filing Statement)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
372917104
(CUSIP Number of Common Stock)
Peter Wirth
Executive Vice President
Genzyme Corporation
500 Kendall Street
Cambridge, Massachusetts 02142
(617) 252-7500
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)
With copies to:

Paul M. Kinsella	Andrew R. Brownstein
Ropes & Gray LLP	Wachtell, Lipton, Rosen & Katz
Prudential Tower	51 West 52nd St
800 Boylston Street	New York, New York 10019
Boston, Massachusetts 02199	(212) 403-1000
(617) 951-7000
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 3. Past Contacts, Transactions, Negotiations and Agreements
Item 8. Additional Information
Item 9. Exhibits
SIGNATURE
EX-99.A.48
EX-99.A.49
EX-99.A.50

     This Amendment No. 27 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed by Genzyme Corporation, a Massachusetts corporation (the “Company” or “Genzyme”), with the Securities and Exchange Commission (the “SEC”) on October 7, 2010 (as previously amended, the “Schedule 14D-9”), relating to the tender offer by GC Merger Corp., a Massachusetts corporation (“Offeror”) and wholly-owned subsidiary of Sanofi-Aventis, a French société anonyme (“Sanofi”), to purchase all of the outstanding shares of the Company’s common stock, par value $.01 per share (the “Shares”), upon the terms and subject to the conditions set forth in the Offer to Purchase, originally dated October 4, 2010, as amended (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, and as amended or supplement from time to time, constitutes the “Offer”), originally included as Exhibits (a)(1)(A) and (a)(1)(B) to the Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Sanofi and Offeror with the SEC on October 4, 2010. Capitalized terms used but not defined in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9 filed on October 7, 2010 and any amendments thereto.
Item 3. Past Contacts, Transactions, Negotiations and Agreements.
     Item 3 of the Schedule 14D-9 is hereby amended and supplemented by adding the following after the final paragraph under the subsection “Employment Agreements Following the Merger” under the heading “(a) Arrangements with Current Executive Officers, Directors and Affiliates of the Company”:
     “Mr. Termeer has announced that he expects to resign at or around the Effective Time from his positions as President and Chief Executive Officer of the Company. Sanofi has informed the Company that Mr. Viehbacher, the Chief Executive Officer of Sanofi, would become the Company’s Chief Executive Officer for several months following Mr. Termeer’s resignation. Mr. Termeer has agreed in principle to act as an advisor to Mr. Viehbacher during a transition period following Mr. Termeer’s resignation, on terms that have not yet been discussed.”
Item 8. Additional Information.
     Item 8 is hereby amended and supplemented by adding the following information below the last paragraph under the heading “(d) Litigation — State Cases”:
     “On March 2, 2011, West Palm Beach Police Pension Fund filed a lawsuit allegedly on behalf of a putative class of shareholders in Massachusetts Superior Court (Middlesex County) against the Company, the Company Board, Sanofi, and Offeror (“West Palm Beach Action”). The complaint alleges that the Company and the Company Board breached their fiduciary duties in negotiating and approving the proposed merger by, among other things, putting their personal interests ahead of the interests of Genzyme’s shareholders, undertaking a process that avoided competitive bidding, providing Sanofi with an unfair advantage by effectively excluding alternative proposals, and by not fully informing Genzyme’s shareholders about the proposed merger. The complaint further alleges that Sanofi and Offeror aided and abetted these breaches of fiduciary duty. The suit seeks, among other relief (i) class action status; (ii) a declaration that the Company and the Company Board breached their fiduciary duty in approving the Merger; (iii) a declaration that Sanofi and Offeror aided this breach of fiduciary duty; (iv) an order enjoining the Company Board from initiating any defensive measures that would inhibit the ability to maximize value for Genzyme shareholders; (v) an order enjoining the shareholder vote on the Merger pending full material disclosures; (vi) compensatory damages; and (vii) an award to the plaintiffs of the costs of the action, including reasonable attorneys’ and experts’ fees and expenses.
     A copy of the petition in the West Palm Beach Action is attached hereto as Exhibit (a)(48). The foregoing description of the West Palm Beach Action is qualified in its entirety by reference to Exhibit (a)(48) hereto.
     On March 8, 2011, previous derivative plaintiff Local No. 38 International Brotherhood of Electrical Workers Pension Fund filed an amended complaint allegedly on behalf of a putative class of shareholders and derivatively for Genzyme’s benefit in Massachusetts Superior Court (Suffolk County) against the Company, the Company Board, Genzyme officers, Sanofi, and Offeror (“Local No. 38 Action”). The Complaint alleges that the Company Board and officers breached their fiduciary duties by, among other things, agreeing to the merger in order to extinguish the earlier derivative claims and by failing to provide full disclosure regarding the Merger and that the Company, Sanofi, and Offeror aided and abetted these breaches of fiduciary duty. The complaint further alleges derivative claims against the defendants for alleged breaches of fiduciary duty regarding the Company’s manufacturing deficiencies, for failure to adhere to their duty of care, for gross mismanagement, for unjust enrichment related to insider stock sales, and for corporate waste. The suit seeks, among other relief, (i) class action status; (ii) an order appointing an independent special committee of the Company to evaluate if Genzyme’s shareholders should accept Sanofi’s bid and to pursue other opportunities to obtain the highest value for the shares of the Company; (iii) compensatory damages for the class and an award of costs, including reasonable attorneys’ and experts’ fees ; (iv) a declaration that the action is a proper derivative action; (v) a determination that the Individual Defendants have breached or aided and abetted the breach of their fiduciary duties to Genzyme; (vi) a declaration that the Company Board and officers indemnify and hold Genzyme harmless from any fines, penalties, judgment, settlement or award pursuant to any SEC enforcement action or class action; (vii) restitution; (viii) damages to the Company as a result of the breaches of fiduciary duty by the Company Board and officers; (ix) disgorgement; (x) equitable relief to remedy misconduct by the Company Board and officers; and (xi) corporate governance reform.
A copy of the petition in the Local No. 38 Action is attached hereto as Exhibit (a)(49). The foregoing description of the Local No. 38 Action is qualified in its entirety by reference to Exhibit (a)(49) hereto.
Additionally, on March 9, 2011 plaintiff in the Local No. 38 Action also filed an emergency motion to consolidate the state derivative actions with the Consolidated State Action and to appoint it Lead Plaintiff in the new consolidated action.
On March 14, 2011, plaintiffs in the Consolidated State Action filed an Emergency Motion for Leave to Supplement the Consolidated Class Action Complaint. The proposed Supplement to the Consolidated Class Action Complaint (the “Proposed Supplement”) would add allegations that the Company and the Company directors breached their fiduciary duties by failing to make full material disclosures in the 14D-9 regarding the proposed Merger and thus depriving shareholders of the ability to make a fully informed decision whether to tender their shares to Sanofi. The Proposed Supplement seeks, among other relief, (i) class action status, (ii) an order requiring Defendants to fully disclose all material information and correct any materially misleading statements in the Schedule 14D-9; (iii) compensatory damages; and (iv) an award to plaintiffs of the costs of the action, including reasonable attorneys’ and experts’ fees and expenses.
A copy of the Emergency Motion for Leave to Supplement the Consolidated Class Action Complaint and the Proposed Supplement is attached hereto as Exhibit (a)(50). The foregoing description of the Emergency Motion for Leave to Supplement the Consolidated Class Action Complaint and the Proposed Supplement is qualified in its entirety by reference to Exhibit (a)(50) hereto.”
Item 9. Exhibits.
     Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following thereto:

Exhibit No.	Description
(a)(48)	Complaint filed by the West Palm Beach Police Pension Fund in the Massachusetts Superior Court for Middlesex County on March 2, 2011.

(a)(49)	Amended complaint filed by the Local No. 38 International Brotherhood of Electrical Workers Pension Fund in the Massachusetts Superior Court for Suffolk County on March 8, 2011.

(a)(50)
Emergency Motion for Leave to Supplement the Consolidated Class Action Complaint filed by Chester County Employees Retirement Fund, Alan R. Kahn, David Shade and Louisiana Municipal Police Employees’ Retirement System in the Business Litigation Session of the Massachusetts Superior Court (Suffolk County) on March 14, 2011.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 16, 2011	GENZYME CORPORATION
	By:	/s/ Thomas J. DesRosier
	Name:	Thomas J. DesRosier
	Title:	Senior Vice President, General Counsel and Chief Legal Officer